UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into Definitive Agreements for $20 Million Convertible Notes Financing

On July 7, 2026, SCHMID Group N.V. (the “Company”) entered into an investment agreement with an institutional investor (the "Investor") pursuant to which the Company will issue and sell senior convertible notes in an aggregate principal amount of $20.0 million convertible into ordinary shares of the Company (the "Notes") in a private placement to the Investor (the "Investment Agreement").

The Notes will be issued pursuant an indenture issued at 99% of principal amount. The Notes bear interest at a rate of 5% per annum, compounded quarterly and payable in kind, subject to the Company’s right to elect cash payment upon prior notice. The Notes have a two and a half year maturity, i.e. they will mature on January 14, 2029, unless previously converted into shares of the Company.

The Notes are convertible, at the option of the Investor, into shares of the Company at the lower of USD 10.50 or the 97% of the applicable volume-weighted average price of the shares of the Company, subject to a minimum conversion price of USD 1.93 per share and certain daily conversion limits as further specified in the Investment Agreement.

In connection with the execution of the Investment Agreement, the Company will also enter into a registration rights agreement with the Investor pursuant to which the Company agrees to file a registration statement covering the resale of the shares issuable upon conversion of the Notes.

The Company’s obligations under the Notes are guaranteed by its German operating subsidiary, Gebr. Schmid GmbH, subject to applicable German law limitations. The Investment Agreement and the provisions of the Notes contain customary affirmative and negative covenants, change of control protections, and events of default customary for transactions of this type.

The net proceeds from the issuance of the Notes will be used to fund the working capital need resulting from the ongoing order intake acceleration and growth capital needed for the move from rented to owned manufacturing plant in China with nearly double capacity.

The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement which is annexed to this Form 6-K as Exhibit 10.1.

The securities described above have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws, and are being issued and sold pursuant to an exemption from registration provided for under the Securities Act. Accordingly, these securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the ordinary shares issuable upon conversion of the Notes. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

Receipt of Repeat Order Exceeding EUR 37 Million for Advanced mSAP Production Equipment

On July 7, 2026, the Company received a repeat order exceeding EUR 37 million from a major customer for advanced mSAP (modified semi-additive process) production equipment. The equipment is expected to support the customer’s next capacity expansion for AI server board and optical module applications and follows the successful completion of an initial project supplied by the Company in 2025. Order intake for the six months ended June 30, 2026 amounted to EUR 44.3 million, excluding this order, and EUR 81.7 million including this order.

Update on Fiscal Year 2026 Guidance and Share Count

Following the recent acceleration in order intake, the Company is currently reviewing an upward revision of its guidance on order intake. The Company is finalising its updated full year 2026 order guidance and outlook and expects to communicate a revised quantitative guidance with its business update for the second quarter of 2026 on or about July 14, 2026. As of the date of this report on Form 6-K, the number of outstanding shares amounts to 65,675,726 ordinary shares following further shares sold to a fund managed by Yorkville under the Company's standby equity purchase agreement (the "SEPA"). Until the date of this report on Form 6-K, the number of shares issued under the SEPA amounted to 1,490,000 ordinary shares.

Press Releases Furnished as Exhibits

On July 7, 2026, the Company issued a press release relating to the Investment Agreement and the issuances of the Notes, which is furnished herewith as Exhibit 99.1.

On July 7, 2026, the company issued a press release relating to securing a repeat order exceeding EUR 37 million for advanced mSAP Equipment.

The information furnished in this Form 6-K, including the information contained in Exhibit 10.1 and Exhibit 99.1 and Exhibit 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to planned financing transactions of the Company and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a plan to regain compliance, Nasdaq’s acceptance of the plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number

10.1	Investment Agreement dated July 7, 2026 (including exhibits and schedules thereto)
99.1	Press release dated July 7, 2026 – SCHMID Group N.V. Announces $20 million Convertible Notes Financing
99.2	Press release dated July 7, 2026 - SCHMID Group Secures Repeat Order Exceeding EUR 37 Million for Advanced mSAP Equipment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 7, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer